Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 1, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation

Pursuant to Regulation 30 of the Securities and Exchange Board of lndia (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), we would like to inform you that Dr. Bruce L A Carter, Independent Director of the Company has ceased to be a Director of the Company, on July 30, 2022 on completion of his second term of directorship which was from July 31, 2019 to July 30, 2022.

Furter, we would like to inform that post retirement of Dr. Bruce L A Carter as an Independent Director, the composition of Board and its Committees continue to be in compliance with the requirements of the Companies Act, 2013 and the SEBI listing Regulations.

The details under Regulation 30 of the SEBI Listing Regulations read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015 are annexed herewith.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure

Details required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Dr. Bruce L A Carter

Sl. No	Particulars	Remarks
1	Reason for change	Retirement on account of end of second term as an Independent Director on July 30, 2022
2	Date of cessation as a Director	July 30, 2022
3	Brief profile	NA
4	Disclosure of relationships between directors	NA

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer